STONE CONTAINER CORPORATION
                  DEFERRED INCOME SAVINGS PLAN

                      FINANCIAL STATEMENTS
                         AND SCHEDULES

                  DECEMBER 31, 1994 AND 1993

                    STONE CONTAINER CORPORATION
                   DEFERRED INCOME SAVINGS PLAN

                              INDEX


                                                         Page

Report of Independent Accountants                          1

Financial Statements:

    Statement of Net Assets Available for
     Benefits as of December 31, 1994 and 1993             3

    Statement of Changes in Net Assets Available
     for Benefits for the Year Ended
     December 31, 1994 and 1993                            4

    Notes to Financial Statements                          5

Supplementary Schedules:

    Assets Held for Investment as of
     December 31, 1994                              Schedule I

    Transactions or Series of Transactions
     Involving an Amount in Excess of Five
     Percent of the Current Value of Assets
     for the Year Ended December 31, 1994           Schedule II

     Note: All other supplementary schedules have been omitted because they are not applicable.

                Report of Independent Accountants

May 31, 1995

To the Participants and
Administrator of
Stone Container Corporation
Deferred Income Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Stone Container Corporation Deferred Income Savings Plan (the Plan) at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 6 to the financial statements, the Plan maintains insurance contracts with Confederation Life Insurance Company. In August 1994, the Canadian and Michigan insurance regulatory authorities filed an order of rehabilitation against that insurance company, thereby seizing its assets pending completion of a rehabilitation plan. The amount of any potential loss relating to these contracts cannot be determined at present. No provision for any potential reduction of the principal amount of the contracts or accrued interest has been made in the accompanying financial statements.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                          STONE CONTAINER CORPORATION
                          DEFERRED INCOME SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1994 AND 1993


                                             1994            1993
Cash and cash equivalents                $ 1,977,565     $ 1,419,110
Fixed investment contracts                55,871,025      54,465,484
Mutual funds                              31,298,102      26,317,717
Common stock                              22,709,681       9,214,349
   Total investments                     111,856,373      91,416,660
Contributions receivable:
   Employee                                    4,662         301,591
   Employer                                  515,416         512,955
Due from broker                              109,345         801,380
Corporate note receivable                        -            13,000
Accrued income                                52,328           3,606
                                             681,751       1,632,532
     Total assets                        112,538,124      93,049,192

Due to broker                                196,722         805,480
Other liabilities                              2,362           2,515
     Total liabilities                       199,084         807,995

Net assets available for benefits       $112,339,040     $92,241,197
                                        ============     ===========

The accompanying notes are an integral part of these statements.

                           STONE CONTAINER CORPORATION
                           DEFERRED INCOME SAVINGS PLAN

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                  FOR THE YEAR ENDED DECEMBER 31, 1994 AND 1993


                                          1994             1993
Sources of assets:
Contributions:
  Employee                            $ 11,998,910     $11,539,685
  Employer                                 515,416         512,955
Interest and dividend income             4,617,618       4,364,207
Transfers of assets from
  other plans                            2,435,975            -
Net appreciation (depreciation)
  in fair value of investments           7,967,747      (1,714,762)
                                        27,535,666      14,702,085
Application of assets:

Participant withdrawals                  6,762,396       4,279,212
Common stock distributed
  to participants                          578,094         279,327
Other                                       97,333         527,958
                                         7,437,823       5,086,497
Increase in net assets available
  for benefits                          20,097,843       9,615,588

Net assets available for benefits:
  Beginning of period                   92,241,197      82,625,609
  End of period                       $112,339,040     $92,241,197
                                      ============     ===========


The accompanying notes are an integral part of these statements.

                   STONE CONTAINER CORPORATION
                   DEFERRED INCOME SAVINGS PLAN


                  NOTES TO FINANCIAL STATEMENTS

                   DECEMBER 31, 1994 AND 1993


NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the Stone Container Corporation
Deferred Income Savings Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan agreement for complete information.

General

The Plan was adopted by the Board of Directors of Stone Container Corporation (the Company) to offer eligible employees of the Company an opportunity to invest a portion of their income in the Plan on a regular basis through salary reduction under the provisions of section 401(K) of the Internal Revenue Code. The Plan is administered by a committee of three individuals appointed by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan's year end is December 31.

Eligibility

All salaried employees of the Company are eligible to participate in the Plan as of the first day of the following Plan year by filing a written request indicating their elective contributions.

Contributions

Employee salary reduction contributions are to be not less than one percent or greater than ten percent of compensation up to the maximum contribution as permitted by the Internal Revenue Code. Compensation is defined as the total of wages, bonuses, commissions and overtime pay. Participants may change their contribution percentages and fund investment alternatives at specified dates during the year. Contributions may be suspended at any time by notifying the Plan Administrator. Contributions and earnings on participants' contributions are fully vested and nonforfeitable at all times. The Company matches participant contributions in an amount equal to $.25 for each $1 of contribution made by participants up to a maximum employer contribution of $150 per participant, per year. Participants are also fully vested, at all times, in the Company's matching contributions and earnings thereon.

Distributions

The balance in a participant's account is distributable upon termination of the participant's employment for any reason, including death, retirement, permanent disability, resignation or dismissal. Participants who have not terminated employment are entitled to distributions of their account balances upon attainment of age 59-1/2. Participants must commence distribution on their account balances no later than April 1 of the calendar year following the calendar year in which they attain age 70-1/2. All distributions are made in the form of lump-sum payments.

Prior to normal distribution of benefits, participants who demonstrate financial hardship may request a withdrawal of all or a portion of their employer and salary reduction contributions account as of December 31, 1988, plus their aggregate salary reduction contributions, but not earnings thereon, made on or after January 1, 1989. All hardship requests are evaluated and subject to approval by the Plan Administrator. Such withdrawals are not allowed more frequently than once in a twelve-month period.

Investment alternatives

Participants have the option to invest their balances in a fixed income fund, an equity fund, a company stock fund and a balanced fund. The balanced fund was established in 1993. Prior to 1989, certain participants also had the option to invest in a money market fund.

Investment decisions for each fund are made by the Harris Trust and Savings Bank (the Trustee) or an investment manager selected by the Plan Administrator. Participants may elect to invest their contributions and the matching Company contribution in the fixed income fund, the equity fund, the company stock fund and the balanced fund in increments of ten percent. All contributions received are held and invested in the short-term investment fund until it is administratively possible for the Trustee to invest such contributions and earnings thereon pursuant to the participant's investment elections. No contributions and earnings thereon shall be held in the short-term investment fund longer than the following accounting date.

Termination of the plan

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan at any time. If the Plan is terminated, the assets of the Plan shall be allocated among participants and beneficiaries in accordance with the applicable provisions of ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting

The financial statements of the Plan are presented on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Investment valuation

Mutual fund investments are valued at the last reported sales prices on the last business day of the year; fixed investment contracts are valued at contract values plus accrued interest; the Company's common stock is valued at the closing price on the last business day of the year; and corporate notes receivable are valued at estimated fair value, as determined by the Trustee, based upon the advice of its investment consultant. The sum of realized gains and losses and the net change in unrealized appreciation or depreciation in the fair value of investments is presented in the Statement of Changes in Net Assets Available for Benefits as net appreciation or depreciation in fair value of investments.

Administrative expenses

Investment manager expenses for the fixed income fund are paid by the Plan. The investment manager expenses for the fixed income fund for the year ended December 31, 1994 and 1993 were $28,703 and $25,438, respectively. All other administrative expenses are paid by the Company.

Payments to withdrawing participants

The Plan records payments to withdrawing participants at the time of disbursement, in accordance with generally accepted accounting principles. Under the rules for preparation of its Form 5500, the Plan reflects an accrual for the amount to be paid to participants who have withdrawn from the Plan prior to year end.

Amounts payable to participants at December 31, 1994 and 1993 were $2,244,219 and $1,547,769, respectively.


NOTE 3 - PLAN MERGERS:

Effective July 1, 1994, the Stone Container Corporation Employee Stock Ownership Plan (the ESOP) merged into the Plan. At this time, participants of the ESOP became participants of the Plan and the ESOP was terminated. The net assets of the ESOP, comprised entirely of Stone Container Corporation common stock, were transferred to the Plan's company stock fund in the third quarter of 1994.

NOTE 4 - TAX STATUS OF THE PLAN:

The Internal Revenue Service has determined and informed the Company by letter dated May 29, 1986 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - SIGNIFICANT INVESTMENTS:

Investments with fair values in excess of 5% of net assets available for benefits at either December 31, 1994 or 1993 were:

                                           1994          1993

Stone Container Corporation
 Common Stock                          $22,709,681    $9,214,349

Participation in Neuberger &
 Berman Guardian Fund                    8,674,094     8,214,680

Participation in American
 Balanced Fund, Inc.                     7,885,154     4,335,431

Participation in American
 Mutual Fund, Inc.                       7,377,628     6,944,759

Participation in Vanguard
 U.S. Growth Fund                        7,361,226     4,004,763

Hawaiian Trust Co.
 Pooled GIC Fund                         9,804,664    10,122,152

Sun Life Insurance
 Contract (#FA166 due
 3-31-95  9.2%)                          5,460,145     5,000,133

At December 31, 1994 and 1993, the Plan held 1,307,032 and 957,335 shares of the Company's common stock respectively.
The following table presents changes in the net appreciation or depreciation in fair value of investments (including gains and losses on investments sold during the year and unrealized gains and losses on investments purchased and held during the year) held by the Plan for the years ended December 31, 1994 and 1993.

                                           1994          1993

Common Stock                            $8,513,208   $(3,902,297)
Mutual Funds                              (545,461)    2,187,535
                                        __________   ___________

   Net appreciation
    (depreciation)in fair
     value of investments               $7,967,747   $(1,714,762)
                                        ==========   ===========


NOTE 6 - CONFEDERATION LIFE

The Plan maintains insurance contracts with Confederation Life
Insurance Company (Confederation Life). These contracts are held as investments in the fixed income fund. The investment contracts with Confederation Life held as of December 31, 1994 were:


                                                Carrying
                                                  Value
Confederation Life
 #62630 7.68% due 1-31-97                       1,201,371

Confederation Life GIC #62618 7.45%
 Compounded due 2-19-97                         1,199,497

Confederation Life #62639 7.72%
 due 9-26-96                                    1,198,565

Confederation Life #62640 7.76%
 due 11-26-96                                   1,199,649
                                               $4,799,082
                                               ==========

In August 1994, following the placement of Confederation Life's Canadian operations under the regulatory control of the Canadian government, Michigan insurance regulators filed an order of rehabilitation against the U.S. Branch of Confederation Life. Michigan insurance regulators are working with Canadian authorities in supervising the rehabilitation, however, a plan has not been finalized.

In response to the seizure of Confederation Life, the Plan ceased accruing interest on the investments effective August 31, 1994, resulting in approximately $119,499 of unaccrued interest for the period from September 1, 1994 through December 31, 1994. The contracts were not segregated from the fixed income fund and participants continue to have the right to make contributions, transfers and withdrawals to and from this fund.


The carrying values of the Confederation Life contracts in the accompanying financial statements reflect the principal amount of the contracts plus accrued interest, in accordance with the terms stated above. These carrying values represent the Trustee's best estimate of the fair market values of these contracts based on the financial information available, historical precedents and discussions of likely outcomes with regulators and industry representatives.

Confederation Life's final rehabilitation plan may result in a reduction in the principal amount of the contracts and/or a reduction in the related interest accrual. However, pending completion of the plan and a full appraisal of the fair value of Confederation Life's assets and liabilities, the amount of any potential loss on these contracts cannot be reasonably estimated.

NOTE 7 - INFORMATION BY FUND:

The following statements present net assets available for benefits and changes in net assets available for benefits with fund information as of and for the years ended December 31, 1994 and 1993:


                            STONE CONTAINER CORPORATION
                           DEFERRED INCOME SAVINGS PLAN

                        STATEMENT OF NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1994

                                                                    COMPANY
                                    FIXED                            STOCK
                                 INCOME FUND     EQUITY FUND         FUND
Cash and cash equivalents        $ 1,600,752     $       -       $    43,228
Fixed investment contracts        55,871,025             -               -
Mutual funds                             -        23,412,948             -
Common stock                             -               -        22,709,681
                                 ___________     ___________     ___________
  Total investments               57,471,777      23,412,948      22,752,909
Contributions receivable:
  Employee                             2,052           1,093             818
  Employer                           242,245         128,227          67,631
Due from broker                          -           109,345             -
Accrued income                         3,996          46,678             129
Transfer due from (to)
  associated funds                (1,703,776)       (722,527)      2,478,834
                                 ___________     ___________     ___________
                                  (1,455,483)       (437,184)      2,547,412
  Total assets                    56,016,294      22,975,764      25,300,321
                                 ___________     ___________     ___________
Due to broker                            -           153,496          43,226
Other liabilities                        -             2,362             -
                                 ___________     ___________     ___________
   Total liabilities                     -           155,858          43,226
                                 ___________     ___________     ___________
Net assets available for
 benefits                        $56,016,294     $22,819,906     $25,257,095
                                 ===========     ===========     ===========


                             STONE CONTAINER CORPORATION
                            DEFERRED INCOME SAVINGS PLAN

                          STATEMENT OF NET ASSETS AVAILABLE
                         FOR BENEFITS WITH FUND INFORMATION
                         AS OF DECEMBER 31, 1994  (CONTINUED)

                                   MONEY
                                   MARKET          BALANCE
                                    FUND           FUND           TOTAL
Cash and cash equivalents         $333,585     $       -      $  1,977,565
Fixed investment contracts             -               -        55,871,025
Mutual funds                           -         7,885,154      31,298,102
Common stock                           -               -        22,709,681
                                  ________     ___________    ____________
  Total investments                333,585       7,885,154     111,856,373
Contributions receivable:
  Employee                             -               699           4,662
  Employer                             -            77,313         515,416
Due from broker                        -               -           109,345
Accrued income                       1,509              16          52,328
Transfer due from (to)
  associated funds                     -           (52,531)            -
                                  ________     ___________    ____________
                                     1,509          25,497         681,751
  Total assets                     335,094       7,910,651     112,538,124
                                  ________     ___________    ____________
Due to broker                          -               -           196,722
Other liabilities                      -               -             2,362
                                  ________     ___________    ____________
   Total liabilities                   -               -           199,084
                                  ________     ___________    ____________
Net assets available for
 benefits                         $335,094     $ 7,910,651    $112,339,040
                                  ========     ===========    ============


                            STONE CONTAINER CORPORATION
                           DEFERRED INCOME SAVINGS PLAN

                        STATEMENT OF NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1993

                                                                    COMPANY
                                    FIXED                            STOCK
                                 INCOME FUND     EQUITY FUND         FUND
Cash and cash equivalents        $ 1,055,459     $       -       $     5,548
Fixed investment contracts        54,465,484             -               -
Mutual funds                             -        21,982,286             -
Common stock                             -               -         9,214,349
                                 ___________     ___________     ___________
  Total investments               55,520,943      21,982,286       9,219,897
Contributions receivable:
  Employee                           156,828          78,413          42,223
  Employer                           266,737         133,368          71,814
Due from broker                          -           602,216             -
Corporate note receivable             13,000             -               -
Accrued income                         2,580              18              69
Transfer due from (to)
  associated funds                (3,086,966)         79,063         315,802
                                 ___________     ___________     ___________
                                  (2,647,821)        893,078         429,908
  Total assets                    52,873,122      22,875,364       9,649,805
                                 ___________     ___________     ___________
Due to broker                            -           602,216           4,100
Other liabilities                        -             2,515             -
                                 ___________     ___________     ___________
   Total liabilities                     -           604,731           4,100
                                 ___________     ___________     ___________
Net assets available for
 benefits                        $52,873,122     $22,270,633     $ 9,645,705
                                 ===========     ===========     ===========

                             STONE CONTAINER CORPORATION
                            DEFERRED INCOME SAVINGS PLAN

                          STATEMENT OF NET ASSETS AVAILABLE
                         FOR BENEFITS WITH FUND INFORMATION
                         AS OF DECEMBER 31, 1993  (CONTINUED)

                                   MONEY
                                   MARKET         BALANCE
                                    FUND           FUND           TOTAL
Cash and cash equivalents         $358,103     $       -      $  1,419,110
Fixed investment contracts             -               -        54,465,484
Mutual funds                           -         4,335,431      26,317,717
Common stock                           -               -         9,214,349
                                  ________     ___________    ____________
  Total investments                358,103       4,335,431      91,416,660
Contributions receivable:
  Employee                             -            24,127         301,591
  Employer                             -            41,036         512,955
Due from broker                        -           199,164         801,380
Corporate note receivable              -               -            13,000
Accrued income                         935               4           3,606
Transfer due from (to)
  associated funds                     -         2,692,101             -
                                  ________     ___________    ____________
                                       935       2,956,432       1,632,532
  Total assets                     359,038       7,291,863      93,049,192
                                  ________     ___________    ____________
Due to broker                          -           199,164         805,480
Other liabilities                      -               -             2,515
                                  ________     ___________    ____________
   Total liabilities                   -           199,164         807,995
                                  ________     ___________    ____________
Net assets available for
 benefits                         $359,038     $ 7,092,699    $ 92,241,197
                                  ========     ===========    ============


                              STONE CONTAINER CORPORATION
                             DEFERRED INCOME SAVINGS PLAN

                         STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                         FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                     COMPANY
                                     FIXED                            STOCK
                                  INCOME FUND     EQUITY FUND         FUND
Source of assets:
  Contributions:
    Employee                      $ 5,505,223     $ 3,276,336    $ 1,670,639
    Employer                          261,932         121,391         62,310
Interest and dividend income        3,613,947         645,375          3,674
Cash transfer from (to)
  associated funds                 (1,323,288)     (1,532,150)     3,409,066
Transfers of assets from
  other plans                             -               -        2,435,975
Net appreciation (depreciation)
  in fair value of investments         79,408        (277,564)     8,513,208
                                  ___________     ___________    ___________
                                    8,137,222       2,233,388     16,094,872
                                  ___________     ___________    ___________

Application of assets:

  Participant withdrawals           4,963,930       1,517,059          5,881
  Common stock distributed
    to participants                       -               -          578,094
  Other                                30,120         167,056       (100,493)
                                  ___________     ___________    ___________
                                    4,994,050       1,684,115        483,482
                                  ___________     ___________    ___________

Increase (decrease) in net
  assets available or benefits      3,143,172         549,273     15,611,390

Net assets available for benefits:
  Beginning of period              52,873,122      22,270,633      9,645,705
                                  ___________     ___________    ___________
  End of period                   $56,016,294     $22,819,906    $25,257,095
                                  ===========     ===========    ===========


                              STONE CONTAINER CORPORATION
                             DEFERRED INCOME SAVINGS PLAN

                         STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                   FOR THE YEAR ENDED DECEMBER 31, 1994 (CONTINUED)

                                   MONEY
                                   MARKET         BALANCE
                                    FUND           FUND           TOTAL
Source of assets:
  Contributions:
    Employee                      $    -       $1,546,712     $ 11,998,910
    Employer                           -           69,783          515,416
Interest and dividend income        14,315        340,307        4,617,618
Cash transfer from (to)
  associated funds                   6,718       (560,346)             -
Transfers of assets from
  other plans                          -              -          2,435,975
Net appreciation (depreciation)
  in fair value of investments         -         (347,305)       7,967,747
                                  ________     __________     ____________
                                    21,033      1,049,151       27,535,666
                                  ________     __________     ____________

Application of assets:

  Participant withdrawals           44,339        231,187        6,762,396
  Common stock distributed
    to participants                    -              -            578,094
  Other                                638             12           97,333
                                  ________     __________     ____________
                                    44,977        231,199        7,437,823
                                  ________     __________     ____________

Increase (decrease) in net
  assets available for benefits    (23,944)       817,952       20,097,843

Net assets available for benefits:
  Beginning of period              359,038      7,092,699       92,241,197
                                  ________     __________     ____________
  End of period                   $335,094     $7,910,651     $112,339,040
                                  ========     ===========    ============



                              STONE CONTAINER CORPORATION
                             DEFERRED INCOME SAVINGS PLAN

                         STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                         FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                     COMPANY
                                     FIXED                            STOCK
                                  INCOME FUND     EQUITY FUND         FUND
Source of assets:
  Contributions:
    Employee                      $ 6,610,621     $ 3,001,024    $ 1,595,644
    Employer                          251,029         144,219         76,670
Interest and dividend income        4,107,483         154,681          2,500
Cash transfer from (to)
  associated funds                 (7,797,943)     (1,015,991)     2,237,026
Net appreciation (depreciation)
  in fair value of investments       (333,594)      2,431,896     (3,902,297)
                                  ___________     ___________    ___________
                                    2,837,596       4,715,829          9,543
                                  ___________     ___________    ___________

Application of assets:

  Participant withdrawals           2,859,182       1,266,861            414
  Common stock distributed
    to participants                       -               -          279,327
  Other                               285,714         164,743        124,014
                                  ___________     ___________    ___________
                                    3,144,896       1,431,604        403,755
                                  ___________     ___________    ___________

Increase (decrease) in net
  assets available or benefits       (307,300)      3,284,225       (394,212)

Net assets available for benefits:
  Beginning of period              53,180,422      18,986,408     10,039,917
                                  ___________     ___________    ___________
  End of period                   $52,873,122     $22,270,633    $ 9,645,705
                                  ===========     ===========    ===========


                              STONE CONTAINER CORPORATION
                             DEFERRED INCOME SAVINGS PLAN

                         STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                   FOR THE YEAR ENDED DECEMBER 31, 1993 (CONTINUED)

                                   MONEY
                                   MARKET         BALANCE
                                    FUND           FUND          TOTAL
Source of assets:
  Contributions:
    Employee                      $    -       $  332,396    $ 11,539,685
    Employer                           -           41,037         512,955
Interest and dividend income        12,381         87,162       4,364,207
Cash transfer from (to)
  associated funds                 (17,139)     6,594,047             -
Net appreciation (depreciation)
  in fair value of investments         -           89,233     (1,714,762)
                                  ________     __________    ____________
                                    (4,758)     7,143,875      14,702,085
                                  ________     __________    ____________

Application of assets:

  Participant withdrawals          101,579         51,176       4,279,212
  Common stock distributed
    to participants                    -              -           279,327
  Other                            (46,513)           -           527,958
                                  ________     __________    ____________
                                    55,066         51,176       5,086,497
                                  ________     __________    ____________

Increase (decrease) in net
  assets available or benefits     (59,824)     7,092,699       9,615,588

Net assets available for benefits:
  Beginning of period              418,862            -        82,625,609
                                  ________     __________    ____________
  End of period                   $359,038     $7,092,699    $ 92,241,197
                                  ========     ===========   ============


NOTE 8 - SUBSEQUENT EVENT:

Effective April 1, 1995, Bankers Trust Company assumed all trustee responsibilities for the Plan. Harris Trust and Savings
Bank remained the Plan's trustee for the plan year ended December
31, 1994 and 1993. This event has no effect on participants' benefits.

                                                       SCHEDULE I
                                                      PAGE 1 OF 3

                   STONE CONTAINER CORPORATION
                   DEFERRED INCOME SAVINGS PLAN

                    ASSETS HELD FOR INVESTMENT
           AS OF DECEMBER 31, 1994 (Line 27a of Form 5500)



                        Description
Identity of Issue     of Investments       Cost       Fair Value

Stone Container
 Corporation          Common Stock*    $17,866,356    $22,709,681

Participation in
 American Mutual
 Fund Inc.            Mutual Fund        7,681,902      7,377,628

Participation in
 Neuberger & Berman
 Guardian Fund        Mutual Fund        7,351,502      8,674,094

Participation in
 Vanguard U.S.
 Growth Fund          Mutual Fund        6,718,796      7,361,226

Participation in
 American Balanced
 Fund                 Mutual Fund        8,271,500      7,885,154

Participation in
 GIC Institutional    Insurance
 Investment Fund       Contract          1,203,640      1,340,630

Hartford Life
 Insurance Company
 GA 8905 9.24%        Insurance
 due 3-15-90           Contract          3,077,228      3,077,228

Confederation Life
 GIC #62618 7.45%
 Compounded          Insurance
 due 2-19-97          Contract          1,199,497      1,199,497

Protective Life
 Insurance GIC
 #GA-651 7.20%        Insurance
 due 6-19-97           Contract          2,040,015      2,040,015

                                                       SCHEDULE I
                                                      PAGE 2 OF 3
                        Description
Identity of Issue     of Investments        Cost       Fair Value

Allstate GIC
 GA-5278 7.40%        Insurance
 due 4-10-97           Contract          $ 3,667,397  $ 3,667,397

Commonwealth Life
 ADA-00436FR 7.10%    Insurance
 due 3-10-97           Contract            1,850,451   1,850,451

Ohio National Life
 GA-5429 7.02% due    Insurance
 12-11-95              Contract            1,210,109   1,210,109

Ohio National Life
 GA-5430 7.14% due    Insurance
 2-9-96                Contract            1,213,928   1,213,928

Ohio National Life
 GA-5431 7.26% due    Insurance
 4-10-96               Contract            1,217,753   1,217,753

Confederation Life
 #62630 7.68% due     Insurance
 1-31-97               Contract            1,201,371   1,201,371

Life of Virginia
 GS-2557 7.29% due    Insurance
 5-10-97               Contract            1,828,419   1,828,419

Sun Life Insurance
 Contract #FA166 due  Insurance
 3-31-95 9.2%          Contract            5,460,145   5,460,145

Principal Mutual
 #4-2280 7.20% due    Insurance
 4-10-97               Contract            1,824,107   1,824,107

Protective Life       Insurance
 GA-666 due 6-26-97    Contract            2,066,769   2,066,769

Confederation Life
 #62639 7.72%         Insurance
 due 9-26-96           Contract            1,198,565   1,198,565

Confederation Life
 #62640 7.76%         Insurance
 due 11-26-96          Contract            1,199,649   1,199,649

Hawaiian Trust Co.    Insurance
 Pooled GIC Fund       Contract            9,756,774   9,804,664

                                                       SCHEDULE I
                                                      PAGE 3 OF 3


                        Description
Identity of Issue     of Investments       Cost       Fair Value

State Mutual Life     Insurance
 GA-91990-A-1 6.06%    Contract          $   566,896  $   566,896

State Mutual Life     Insurance
 GA-91990-A-3          Contract            1,131,796    1,131,796

Prudential Insurance
 Co. GA-7561-211      Insurance
 6.19%                 Contract            1,972,057    1,972,057

Life Insurance Co. of
 Georgia GA-303-STN   Insurance
 6.45% 2-19-88         Contract            2,258,572    2,258,572

Sun Life Assurance
 Contract #S-0858-G   Insurance
 5.89%                 Contract            2,215,626    2,215,626

Metropolitan Life
 Insurance GAC
 20070 6.85%          Insurance
 due 6-30-95           Contract            1,763,492    1,763,492

New York Life         Insurance
 GIC GA-30056          Contract            2,552,523    2,552,523

Continental
Assurance Co.
 Contract             Insurance
 #GP-13068             Contract            2,009,366    2,009,366

Harris Bank
 Collective
 Investment Fund
 Master Trust
 Reserve Fund         Cash Equivalents     1,977,565    1,977,565

                                        $105,553,766 $111,856,373

* Party in interest

                                                      SCHEDULE II

                  STONE CONTAINER CORPORATION
                 DEFERRED INCOME SAVINGS PLAN

            TRANSACTIONS OR SERIES OF TRANSACTIONS
             INVOLVING AN AMOUNT IN EXCESS OF FIVE
          PERCENT OF THE CURRENT VALUE OF PLAN ASSETS
         FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1994
                     (LINE 27d OF FORM 5500)




             Description
               of asset
               (include
               interest
               rate and        Number
Identity       maturity          of
of Party       in case         Trans-     Purchase     Selling
involved       of loan)        actions      price       price
American     Participation
 Balanced      in Mutual
 Fund           Fund              57       $5,268,994




                                      Current value
               Expense                 of asset on
Lease       incurred with    Cost of   transaction     Net gain
rental       transaction      asset        date        or (loss)
                           $5,268,994